Reorganization of the LKCM Aquinas Funds: Effective upon the close of business on July 29, 2016, the LKCM Aquinas Small Cap Fund and LKCM Aquinas Growth Fund (collectively, the "Acquired Funds")
were reorganized into the LKCM Aquinas Value Fund ("Acquiring Fund") pursuant to the Plan of Reorganization and Dissolution ("Plan"). Each Acquired Fund transferred all of its respective assets and liabilities to the Acquiring Fund in exchange solely for shares of the Acquiring Fund having a net asset value equal to such Acquiring Fund's net asset value on the closing date of the
Reorganizations and the Acquiring Fund's assumption of all the liabilities of such Acquired Fund, following which such Acquired Fund distributed such shares of the Acquiring Fund pro rata to its shareholders and dissolved. The Reorganizations were accomplished by tax-free exchange as detailed below:

                Net asset
                      Shares                          value
           Status              outstanding       Net Assets           per share

LKCM Aquinas Small Cap Fund  Acquired Fund  1,015,601  $6,404,562  $6.31
LKCM Aquinas Growth Fund  Acquired Fund  1,649,605  $25,838,069  $15.66
LKCM Aquinas Value Fund   Acquiring Fund  2,364,109  $37,940,059  $16.05
LKCM Aquinas Value Fund   Post Merger  4,373,199  $70,182,691  $16.05

        LKCM Aquinas  LKCM Aquinas
Components of net assets acquired on July 29, 2016  Small Cap Fund  Growth Fund  Total
     Paid in capital  $5,217,989  $16,823,552  $22,041,541
   Accumulated net investment loss  (20,123)  (35,466)  (55,589)
    Accumulated net realized gain on investments  2,118   137,526   139,644
      Net unrealized appreciation on investments  1,204,578  8,912,457  10,117,035

           Total net assets  $6,404,562  $25,838,069  $32,242,631

Had the acquisition been completed on January 1, 2016 the beginning of the annual reporting period for the Acquired and Acquiring Funds, the pro forma results of operations for the year ended
December 31, 2016 would have been as follows:

Pro forma components of net assets resulting from operations for the year ended December 31, 2016

Net investment income      $167,388
Net realized gain on investments     8,964,261
Net unrealized appreciation/depreciation on investments  (3,330,764)
Net assets resulting from operations    $5,800,885

Upon consummation of the Reorganizations contemplated by the Plan, the Acquiring Fund changed its name to the LKCM Aquinas Catholic Equity Fund and the Acquiring Fund's investment strategies and operating expenses, including its expense limitation agreement, changed to the investment strategies and operating expenses, including expense limitation agreement, of the LKCM Aquinas Catholic
Equity Fund.

Since the combined investment portfolios have been managed as a single integrated portfolio since the Reorganization was completed, it is not practicable to separate the income, expenses and changes in net assets of each Acquired Fund included in the Acquiring Fund's Statement of Operations since July 29, 2016.